EXHIBIT 99.1

July 18, 2018 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING ANNOUNCES EXPECTED TIMING OF CLOSING OF SPIN-OUT TRANSACTION

Vancouver, British Columbia - Bearing Lithium Corp. ("Bearing" or the "Company") (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to announce that, further to its news release dated June 29, 2018, it expects to close its previously announced spin-out transaction on July 19, 2018.

The spin-out transaction will be completed by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”), which received approval of the Bearing shareholders at a shareholders meeting held June 28, 2018 and received final approval of the Supreme Court of British Columbia on July 4, 2018.

Under the terms of the Arrangement, Bearing will transfer its interests in exploration projects in the gold district of the Yukon and a lithium project in Nevada to Lions Bay Mining Corp. (“Lions Bay”), which is currently a wholly owned subsidiary of Bearing, in exchange for 5,510,000 common shares of Lions Bay (“Lions Bay Shares”). Bearing will retain 2,755,000 Lions Bay Shares and will spin out 2,755,000 Lions Bay Shares to Bearing shareholders. Bearing will continue to hold its interest in the Maricunga Project in Chile as well as its shares in Commander Resources Ltd.

Pursuant to the Arrangement, Bearing shareholders will receive 0.049921 of a Lions Bay Share for each existing common share of Bearing (each, an “Existing Common Share”). In addition, each Existing Common Share will be exchanged for one new common share of Bearing (each, a “New Bearing Share”). The Existing Common Shares will be delisted from the TSX Venture Exchange effective at the close of business on July 20, 2018. The New Bearing Shares will be listed for trading on the TSX Venture Exchange effective at the market opening on Monday, July 23, 2018 under the same symbol as the Existing Common Shares, “BRZ”.

The Lions Bay Shares will not be listed on the TSX Venture Exchange. Lions Bay anticipates applying to list the Lions Bay Shares on the Canadian Securities Exchange (CSE) following closing of the Arrangement.

For additional details on the Arrangement, shareholders are encouraged to read the Company’s Management Information Circular dated May 28, 2018, which is also available for review under the Company’s profile on SEDAR.

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About Bearing Lithium Corp.

Bearing Lithium Corp. is a lithium-focused mineral exploration and development company. Its primary asset is an 18% interest in the Maricunga lithium brine project in Chile. The Maricunga project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the project to date and all expenditures through 2018, including the delivery of a Definitive Feasibility Study in Q4/2018, have been fully-funded by our earn-in joint-venture partner.

ON BEHALF OF THE BOARD

Signed "Jeremy Poirier"

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things, the completion of the Arrangement and the listing of the Lions Bay Shares on the CSE. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, management’s discretion not to proceed with the Arrangement and the failure of the CSE to approve the listing of the Lions Bay Shares. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, the Company does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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